 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Update on Etigilimab (TIGIT) Partnership

London and Redwood City, Calif., June 13, 2019 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), a clinical stage biopharmaceutical company focused on rare diseases, today announces that Celgene Corporation (“Celgene”) has notified OncoMed Pharmaceuticals, Inc. (“OncoMed”, a subsidiary of Mereo), pursuant to the Master Research and Collaboration Agreement, dated December 2, 2013, by and among OncoMed, Celgene and Celgene Alpine Investment Company II, LLC (the “Collaboration Agreement”) of Celgene’s decision, for strategic product portfolio considerations, not to exercise its option to license etigilimab, the anti-TIGIT antibody, one of two product candidates Mereo acquired through its April 2019 merger with OncoMed.

Mereo and Celgene are working to finalize the termination of the Collaboration Agreement with respect to etigilimab, upon which Mereo expects to retain the worldwide rights to etigilimab and to initiate discussions with other potential partners for this program. Etigilimab successfully completed the Phase 1a dose-escalation portion of a clinical study in patients with a variety of late stage metastatic cancers and is currently being evaluated in a fully-enrolled Phase 1b combination portion with nivolumab in patients with select tumor types.

Denise Scots-Knight, Chief Executive Officer of Mereo commented:

“While we continue to prioritize the development of our rare disease product portfolio including setrusumab (BPS-804) for osteogenesis imperfecta (OI) and alvelestat (MPH-966) for alpha-1 antitrypsin deficiency, we believe our anti-TIGIT program is a promising approach to immuno-oncology and look forward to the completion of the Phase 1b study evaluating etigilimab in combination with nivolumab in selected tumor types. While we respect Celgene’s decision not to exercise its option for this program due to strategic considerations, we look forward to initiating partnering discussions for this asset while also continuing to advance partnering discussions for our other non-rare disease assets acumapimod, navicixzumab and leflutrozole in accordance with our corporate and commercial strategy.”

As a consequence of the forthcoming termination of the Collaboration Agreement, and in accordance with the terms and conditions of the Contingent Value Rights Agreement, dated April 23, 2019, by and among Mereo and Computershare Inc., as rights agent, (the “CVR Agreement”), it is not expected that holders of contingent value rights pursuant to the CVR Agreement will be entitled to receive the TIGIT Milestone Payment (as defined in the CVR Agreement). In addition, it is not expected that holders of contingent value rights pursuant to the Contingent Value Rights Agreement, dated March 14, 2019, by and among OncoMed and Computershare, Inc. as rights agent (as amended, the “OncoMed CVR Agreement”) will be entitled to receive any TIGIT Payment Amounts (as defined in the OncoMed CVR Agreement).

About TIGIT

TIGIT (T-cell immunoreceptor with Ig and ITIM domains) is a next generation checkpoint receptor shown to block T-cell activation and the body's natural anti-cancer immune response. Etigilimab is an IgG1 monoclonal antibody which binds to the human TIGIT receptor on T-cells with a goal of improving the activation and effectiveness of T-cell and NK cell anti-tumor activity. The Phase 1a/b clinical trial with etigilimab enrolled patients with advanced solid tumors into either a Phase 1a single-agent portion (dose escalation in all patients and expansion in selected tumor types) or Phase 1b combination portion with nivolumab in selected tumor types.18 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg Q2W. Tumor types included colorectal cancer (6), endometrial cancer (2), pancreatic cancer (1) and 8 other tumor types. No dose limiting toxicities were observed with the recommended Phase 2 dose of 20mg/kg Q2W.

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have substantial preclinical, clinical and manufacturing data packages. Mereo's existing portfolio consists of six clinical stage product candidates.

•	Setrusumab for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial positive 6-month open label data announced in May 2019 and top-line 12-month dose ranging data in Q4 2019. A pediatric Phase 3 study design has also been approved by the EMA. Setrusumab has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	Alvelestat for alpha-1 antitrypsin deficiency (AATD). The Company recently announced dosing of the first patient in a Phase 2 dose ranging study in the U.S. with data expected around the end of 2019;

•	Acumapimod for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;

•	Leflutrozole for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;

•	Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and

•	Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and the Phase 1b combination study with nivolumab has fully enrolled and is currently in the safety monitoring phase.

Further Enquiries

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford
Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard
Ciara Martin

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel